CUSIP 76126R109             13D




                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


                       Resurgence Properties Inc.
                           (Name of Issuer)

                    Common Stock (par Value $1.00)
                    (Title of Class of Securities)


                             76126R109
                           (CUSIP Number)


                           Jeffrey Altman
                         Peter A. Langerman
                    Franklin Mutual Advisers, Inc.
                     51 John F. Kennedy Parkway
                    Short Hills, New Jersey 07078
                           973.912.2042

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           December 19, 1997
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or
(4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Advisers, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    2,472,200 (See Item 5)


8.  SHARED VOTING POWER


9.  SOLE DISPOSITIVE POWER

    2,472,200 (See Item 5)


10. SHARED DISPOSITIVE POWER


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%


14. TYPE OF REPORTING PERSON          IA


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                      [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON      HC

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200  (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON     HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

    (See Item 5)

9.  SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)


11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,472,200 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    24.7%

14. TYPE OF REPORTING PERSON      HC (See Item 5)


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Mutual Series Fund Inc. - Mutual Beacon Fund


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

(See Item 5)

9.  SOLE DISPOSITIVE POWER

(See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,491,900 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    13.9%


14. TYPE OF REPORTING PERSON          IV


1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Orion Fund Limited


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ]
                                                     (b)[X]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    See Item 3

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.  SOLE VOTING POWER

    (See Item 5)

8.  SHARED VOTING POWER

(See Item 5)

9.  SOLE DISPOSITIVE POWER

(See Item 5)

10. SHARED DISPOSITIVE POWER

(See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    577,300 (See Item 5)


12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES [ ]


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.8%


14. TYPE OF REPORTING PERSON          IV


The Schedule 13D, initially filed on April 7, 1995, and amended on November 11, 1996, is hereby amended by:

Amending and restating Items 4 and 5 in their entirety as follows:

Item 4. The securities covered in this Statement were acquired by FMAI's advisory clients for the purpose of investment. Neither FMAI nor any executive officer or director of FMAI has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FMAI's clients for the purpose of investment.

On December 19, 1997, Jeffrey A. Altman, an executive officer of FMAI and a director of the Issuer, met via telephone with a majority of the other members of the Issuer's Board of Directors and certain shareholders of the Issuer representing more than a majority of the Issuer's Common Stock and proposed that alternatives be considered to the extension of the existing management agreement between the Issuer and Wexford Management LLC ("Wexford"). Wexford is the current manager and administrator of the Issuer pursuant to a management agreement (the "Wexford Agreement") which is due to expire on December 31, 1997. Included among the alternatives discussed by the meeting participants were modifications to the Wexford Agreement and replacement of Wexford as asset manager of the Issuer. The Directors in attendance agreed to seek an interim extension of the agreement with Wexford to the earlier of January 31, 1998 or such time as the Issuer's Board of Directors makes a final determination to renew or terminate the Wexford agreement. Mr. Altman and FMAI may, from time to time, communicate further with members of the Issuer's Board of Directors, shareholders and management and other persons in connection with these alternatives and specific proposals with respect thereto.

FMAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FMAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FMAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FMAI nor any executive officer or director of FMAI has any present plans or proposals which relate to or would result in:

(i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(iv) any material change in the present capitalization or dividend policy of the Issuer;

(v) any other material change in the Issuer's business or corporate structure;

(vi) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(viii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(ix) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a-b) One or more of FMAI's advisory clients is the owner of 2,472,200 shares of the Common Stock representing approximately 24.7% of the outstanding shares of Common Stock. Since FMAI's advisory contracts with its clients grant to FMAI sole voting and investment power over the securities owned by its advisory clients, FMAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this Statement.

Mutual Beacon Fund, one of the series comprising Franklin Mutual Series Fund Inc., an open-end, management investment company registered under the Investment Company Act of 1940, and Orion Fund Limited, a Bermudan mutual fund, are advisory clients of FMAI. Mutual Beacon Fund may be deemed to be the beneficial owner of 1,491,900 Shares representing approximately 13.9% of the outstanding Common Stock of the Issuer. The Orion Fund Limited may be deemed to be the beneficial owner of 577,300 Shares representing approximately 5.8% of the outstanding Common Stock of the Issuer.

FMAI is a wholly-owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI subsidiaries. However, no investment advisory personnel of FRI subsidiaries other than FMAI are involved in the investment management decisions of FMAI. Moreover, FMAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FMAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There have been no transactions in the shares of the Common
Stock by the reporting persons within the past sixty days.

(d) No person other than respective advisory clients of FMAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 23, 1997

Franklin Mutual Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Secretary, Franklin Mutual Advisers, Inc.

Vice President, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D








JOINT FILING AGREEMENT

In accordance with Rule 13d-1 (f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on
December 23, 1997.

Franklin Mutual Advisers, Inc.
Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\LESLIE M. KRATTER




By: Leslie M. Kratter

Secretary, Franklin Mutual Advisers, Inc.

Vice President, Franklin Resources, Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of
Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of
Attorney attached to this Schedule 13D
POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON


POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints LESLIE M. KRATTER his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.